SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 9)


                    Publicker Industries Inc.
                        (Name of Issuer)


                  Common Stock, $.10 par value
                 (Title of Class of Securities)


                            744635103
                         (CUSIP NUMBER)


                     Allan R. Williams, Esq.
              Proskauer Rose Goetz & Mendelsohn LLP
                          1585 Broadway
                    New York, New York  10036
                         (212) 969-3220
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          March 8, 1995
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1
(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

CUSIP No. 744635103
                               13D

1    NAME OF REPORTING   Jay S. Goldsmith
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC, 00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

     NUMBER OF           7    SOLE VOTING POWER
       SHARES                      1,634,177
     BENEFICIALLY
      0WNED BY           8    SHARED VOTING POWER
        EACH                       0
      REPORTING
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                       1,634,177

                         10   SHARED DISPOSITIVE POWER
                                     361,345

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,955,522

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                          X

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   12.3%

14   TYPE OF REPORTING PERSON*
                                      IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Note: Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this first electronic amendment to a paper format Schedule
          13D restates the entire text of the Schedule 13D.


Item 1.   Security and Issuer
          This Statement relates to the common stock, par value $.10 per share ("Common Stock"), of Publicker Industries Inc., a Pennsylvania corporation (the "Company"). The address of the Company's principal executive offices is 1445 East Putnam Avenue, Old Greenwich, Connecticut 06870.
Item 2.   Identity and Background
          The person filing this Statement is Jay S. Goldsmith. Mr. Goldsmith is Vice Chairman, President and co-owner of Balfour Investors Incorporated ("Balfour"), a registered broker-dealer. Mr. Goldsmith's business address is Balfour Investors Incorporated, 45 Rockefeller Plaza, New York, New York 10111.
          During the last five years Mr. Goldsmith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration
          Mr. Goldsmith used his personal funds to purchase the shares of Common Stock and options and warrants to purchase
Common Stock owned directly by him. The aggregate purchase price was $344,282.40, consisting of (i) $74,433.75 paid for shares of Common Stock held by Mr. Goldsmith, (ii) $6,947.45 paid for shares of Common Stock held by Mr. Goldsmith's spouse and children, as to which Mr. Goldsmith disclaims beneficial ownership, (iii) $2,000 paid for an option to purchase 200,000 shares of Common Stock at an exercise price of $2.50 per share,
(iv) $41,401 paid for warrants to purchase 92,160 shares of Common Stock at an exercise price of $1.92 per share, (v)
$176,000 paid for warrants to purchase 327,680 shares of Common Stock at an exercise price of $1.92 per share, (vi) $16,300 paid for warrants to purchase 30,720 shares of Common Stock at an exercise price of $1.92 per share held by Mr. Goldsmith's spouse, as to which Mr. Goldsmith disclaims beneficial ownership, and
(vii) $27,000 paid for warrants to purchase 614,140 shares of Common Stock at an exercise price of $1.92 per share. This amount does not include amounts paid by clients of Balfour for the 329,125 shares of Common Stock Balfour holds for clients in its discretionary accounts, as to which Mr. Goldsmith disclaims beneficial ownership. In addition to those shares of Common
Stock and options and warrants to purchase Common Stock reported as being purchased by Mr. Goldsmith above, Mr. Goldsmith holds options to purchase 375,000 shares of the Company's Common Stock at various prices per share pursuant to Publicker's Stock Option Plans for which he paid no consideration.
          On March 8, 1995, the Board of Directors of the Company (with Mr. Goldsmith abstaining) extended the term of certain options held by Mr. Goldsmith to purchase 200,000 shares of the Company's Common Stock at an exercise price of $2.50 per share from an expiration date of April 12, 1995 to April 12, 2000. The extension of the term of these options was approved by the Board of Directors subject to the approval of the Company's shareholders.
Item 4.   Purpose of Transaction
          The acquisitions of the shares of Common Stock and options and warrants to purchase Common Stock were made by Mr. Goldsmith for investment purposes only.
          Mr. Goldsmith intends continually to review his investment in the Company and the business, operations, and financial condition of the Company. Mr. Goldsmith may in the future, depending upon his evaluation of the Company's business and prospects, future developments, and other factors, seek to exercise the options or warrants, or to sell part or all of the shares of Common Stock, options or warrants of the Company held by him or to purchase additional shares of the Common Stock, options or warrants of the Company to obtain control of the Company.
          Mr. Goldsmith has no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries except in so far as his duties as a director may lead him to examine such possibilities; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material changes in the Company's business or corporate structure except in so far as his duties as a director may lead him to examine such possibilities; (vii) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer exchange in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.
Item 4 disclosure provisions regarding any plans or proposals to make any changes in the Company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.
          Mr. Goldsmith continues to hold the shares of Common Stock and options and warrants to purchase Common Stock beneficially owned by him for investment purposes.
Item 5.   Interest in Securities of the Issuer
          As of the close of business on March 8, 1995, Mr. Goldsmith may be deemed, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, to own beneficially 1,995,522, or 12.3%, of the Company's 14,520,100 shares of Common Stock outstanding as of September 30, 1994.
          Except for the extension of the options described in
Item 3, there have been no transactions in the Company's Common Stock effected in the last 60 days in which Mr. Goldsmith may be deemed to have a beneficial interest.
          Except as to the shares of the Company's Common Stock held by Balfour for its discretionary clients, Mr. Goldsmith has the sole power to vote and dispose of the shares of the Company's Common Stock owned beneficially by him.
Item 6.   Contracts, Arrangements, Understandings or Relationships
          None.
Item 7.   Material to be Filed as Exhibits
          Not applicable.
                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 9, 1995




                              ____________________________
                              Jay S. Goldsmith